Filed by Exxaro Resources Limited

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Tronox Incorporated

Subject Company’s Commission File No.: 001-32669

17 November 2011

PLANNED FAIRBREEZE MINE TO BENEFIT REGION AND ALL STAKEHOLDERS

Exxaro Resources Limited plans to develop the R2,45 billion Fairbreeze mine at its KZN Sands mineral sands operation near Empangeni.

Exxaro will develop the Fairbreeze mine, situated south of Mtunzini, as a replacement feedstock producer for the current Hillendale mine which is expected to end its full production operations in 2012.

The group is awaiting regulatory approval for certain environmental processes prior to commencing with construction of these regulated activities. Depending on when construction starts, it is anticipated that the mine could be operational in the second half of 2014. Mining in the Fairbreeze area will have a life expectancy of about 15 years.

The new Fairbreeze mine will preserve more than 1 000 permanent and contractor positions currently at KZN Sands, and about 1 000 indirect jobs. It will generate some R300 million in salaries per year, income which could be lost if KZN Sands is forced to close should a new feedstock producing mine not be developed. The operation also procures around R530 million worth of services and products of which more than half is spent with BEE companies.

Basic Assessment Report

KZN Sands has prepared a Basic Assessment Report (BAR) under the National Environmental Management Act (NEMA). This includes an extensive public participation process involving a broad range of interested and affected parties from the surrounding communities, NGOs and relevant government departments. The processes meet the authorisation requirements of the Minerals and Petroleum Resources Development Act, the National Water Act and NEMA.

The decision to prepare a BAR and not a Scoping and Environmental Impact Report (S&EIR) is due to the wealth of scoping information already available as the Fairbreeze area has been subject to several environmental assessments since the mine’s first inception in 1998. Some 33 specialist studies have been undertaken in and around Fairbreeze.

It is based on these previous assessments conducted that Exxaro motivated, and was given permission by the Department of Agriculture, Environmental Affairs and Rural Development, to prepare a BAR instead of a S&EIR.

A comprehensive impact assessment has been conducted for the current process, with updated specialist studies and Exxaro is satisfied that aspects highlighted by stakeholders have been accommodated, including management and mitigation measures.

Job preservation

Fairbreeze will ensure the continuation of operations at KZN Sands and will therefore enable the preservation of a substantial number of jobs. KZN Sands currently provides about 750 permanent jobs and about 300 contractor positions. If the Fairbreeze project does not continue, the entire KZN Sands business will move to a closure process with the subsequent shutdown of the Hillendale mine and the Empangeni facilities. This will result in a loss of more than 1 000 jobs and an annual wage bill of more than R300 million will be removed from Zululand, including the multiplier effect of this wage bill on the surrounding communities and businesses. The operation also procures around R530 million worth of services and products of which more than half is spent with BEE companies.

Exxaro is committed to the government’s drive to preserve and create employment opportunities, and at the same time encourages the beneficiation of raw materials. KZN Sands engages actively with local traditional authorities and supports development in these communities by awarding suitable service contracts to them valued at more than R7 million. The group supports the business development of community-based companies. There is significant support for the development of the Fairbreeze mine from the traditional authorities and other stakeholders in the area.

Rehabilitation

The rehabilitation at the Hillendale mine is an ongoing process that is progressing well. It is important to note that large portions of the rehabilitation plan can only be implemented when the mine operations end. This includes rehabilitation of the residue dam as it is still in use.

The rehabilitation process involves many steps with planting of vegetation being one of the final steps. Until this point, it could appear visually that limited rehabilitation is taking place but significant effort is required prior to the revegetation step of the rehabilitation process.

Nevertheless, to date KZN Sands has rehabilitated 122 hectares soil and planted 60 hectares with sun hemp of the 237 hectares available for rehabilitation. The sun hemp is plough into the soil as part of the process to create a fertile upper soil layer for the seed cane that will eventually replace it. The first bulk planting of sugar cane, the return to the original land use, will start shortly.

KZN Sands has set aside R104 million for rehabilitation, in addition to the normal operating expenditure allocated to rehabilitation. To date some R425 million has been spent on various rehabilitation activities.

Exxaro remains committed to engaging with stakeholders. The group is a responsible corporate citizen and abides by environmental legislation with a focus on achieving best practice in environmental management.

Water supply

Once mining at Hillendale ends, the current water supply from the Umhlatuze Water Board to Hillendale will be transferred to the Fairbreeze mine via a pipeline. It should be noted that this is raw, and not potable, water.

Tronox

The proposed Exxaro-Tronox transaction announced in September 2011 will give added security to KZN Sands because it will become part of a global, integrated production process, with the titanium dioxide slag produced here destined for the Tronox pigment plants overseas. We believe that this international link strengthens the KZN Sands business by increasing its sustainability and reducing its exposure to variable market cycles.

The development of Fairbreeze is currently being funded by Exxaro and will not be affected by the transaction. The completion of the transaction is not dependant on the development of the Fairbreeze mine. Exxaro remains committed to the development of Fairbreeze for the benefit of all stakeholders and importantly, to contribute to South Africa’s growth plan.

Tronox’s past

Until 2006, Tronox was part of the Kerr-McGee Corporation. The latter also owned oil, petrochemical and nuclear interests in the US. When Tronox was spun off by the Kerr-McGee Corporation, it incurred the environmental liabilities of the oil, petrochemical and other operations of its previous holding company, which has since been acquired by Anadarko.

The liabilities included environmental remediation and litigation costs which were so onerous that Tronox struggled to survive. As a result, it filed voluntary petitions for reorganisation under Chapter 11 of the US Bankruptcy Code.

Two years later, on 14 February 2011, Tronox announced that it has successfully emerged from its Chapter 11 proceedings. Having addressed the substantial Kerr-McGee legacy environmental and other spun-off liabilities through a comprehensive settlement, Tronox is now well-positioned to compete in the titanium dioxide and specialty chemical industries.

Products

KZN Sands produces the mineral products of zircon and rutile and also processes ilmenite further to produce feed material for the pigment industry, as well as pig iron. The vast majority of KZN Sands products are exported, earning significant foreign exchange.

Mineral sands products find a significant use by every middle class household in the world and the consumption is driven largely by the vehicle industry and property maintenance and growth.

Zircon is mainly used for manufacturing of floor and wall tiles and refractories. Ilmenite is used to produce titanium slag and pig iron. Titanium slag is a feedstock for the production of pigment that is used in paint, plastics and also some food products. Typical household products containing titanium are paint for buildings, paint for cars, suntan lotion, cosmetics, tippex and other white or lightly coloured items. Titanium metal is used for in the manufacturing of aeroplanes, sports gear like golf clubs and titanium metal is used in orthopaedic implants. Pig iron is used extensively in the vehicle manufacturing industry for engine blocks and parts.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (a United States Act). Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of filings and approvals relating to the proposed transaction between Exxaro Resources Limited, Tronox Incorporated and Tronox Limited (the “Proposed Transaction”); the expected timing of the completion of the Proposed Transaction; the expected benefits and costs of the Proposed transaction; management plans relating to the Proposed transaction; the ability to complete the Proposed Transaction in view of the various closing conditions; the possibility that the Proposed Transaction may not be completed; any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this communication that expresses or implies Tronox’s, Exxaro’s or Tronox Limited’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the Proposed Transaction; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the Proposed Transaction, Tronox’s business or Exxaro’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realise the synergies anticipated for the Proposed Transaction; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialise or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this communication are made as of the date hereof, and Tronox, Exxaro and Tronox Limited each expressly disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this communication.

IMPORTANT ADDITIONAL INFORMATION

This communication is for informational purposes only and is not an offer to sell or the solicitation of an offer to purchase or exchange any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The publication and distribution of this communication and any separate documentation regarding the Proposed Transaction, the making of any offer for shares or the issuance and offer to purchase Tronox Limited’s shares may be subject to specific regulations or restrictions in certain jurisdictions. As a result, persons in possession of this communication must seek information as to any applicable local restrictions and comply therewith. None of Tronox, Exxaro, Tronox Limited or any of their respective affiliates undertakes any liability of any kind for any violation of applicable law. The solicitation of Tronox shareholder consent for the Proposed Transactions and the offer of the Tronox Limited’s shares will only be made pursuant to a solicitation and information statement and related materials that are intended to be filed with the SEC.

Tronox and Exxaro intend for Tronox Limited to file a registration statement and solicitation and information statement, together with other related materials, with the SEC in connection with the Proposed Transaction. Information regarding the participants in the Proposed Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the relevant materials to be filed with the SEC when they become available. TRONOX SHAREHOLDERS ARE URGED TO READ THESE MATERIALS REGARDING THE PROPOSED TRANSACTION CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE PROPOSED TRANSACTION, IF AND WHEN THESE MATERIALS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE PROPOSED TRANSACTION.

Exxaro shareholders and Tronox stockholders will be able to obtain a free copy of such materials without charge at the SEC’s website (www.sec.gov) or from the information agent named in such materials once they have been filed with the SEC. These materials will also be made available for inspection at Exxaro’s registered offices, Exxaro Corporate Centre, Roger Dyason Road, Pretoria West, 0183, South Africa for a period of 30 days after filing.

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